Exhibit 2

FOR IMMEDIATE RELEASE	26 June 2012

WPP PLC (“WPP”)

Grey Group Germany increases stake in highly-awarded

shopper marketing agency Frey G2 in Germany

WPP announces that its wholly-owned operating company Grey Group Germany, part of Grey Group the global advertising network, has agreed to step up to 100% ownership of Frey G2, the highly-awarded shopper marketing company in Germany.

Grey Group Germany previously had a 50% stake in Frey G2. Following the deal, the company will be rebranded as Grey Shopper and be fully integrated into Grey Dusseldorf. Grey Shopper employs around 40 people and provides clients with shopper insight, retail insight, brand activation and point of sale marketing campaigns, as well as shop design. Clients include Procter & Gamble, Coca-Cola and Pfizer.

Frey G2’s consolidated unaudited revenues for the year ended 31 December 2011 were EUR 2.9 million, with gross assets of EUR 0.7 million as at the same date.

This investment continues WPP’s strategy of increasing shopper and digital solutions and focusing on important markets, such as Germany, which is currently WPP’s fourth largest market. Collectively, WPP companies in Germany employ around 7,000 people (including associates) with revenues of approximately $1.3 billion.

Contact:
Feona McEwan,
WPP
+44 (0)207 408 2204